ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

110 Pitts Bay Road

Pembroke HM 08 Bermuda

November 21, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Mary Mast
James Peklenk

Dear Mr. Rosenberg:

Argo Group International Holdings, Ltd. (the “Company”) is in receipt of your comment letter dated November 1, 2012, pursuant to which you provided comments to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (File No. 001-15259). As discussed with staff accountant James Peklenk on November 20, 2012, due to an issue within our e-mail system, the comment letter was not addressed. Please accept my apologies for this unintentional oversight on the part of the Company.

We have reviewed the comments and are in the process of preparing our written response. However, as we will need to coordinate with our external auditors, we anticipate completing our response on or before December 7, 2012.

If you have any questions or wish to discuss any matter with regard to this letter, please contact me at (441) 278-3727 or Mary Stulting at (210) 321-8419.

Thank you for your assistance in this matter.

Sincerely,

/s/ Jay S. Bullock
Jay S. Bullock
Executive Vice President and Chief Financial Officer